UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MAY 28, 2014

DATE, TIME AND PLACE:

May 28, 2014, at 09:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; and Messrs. Conrado Engel, José de Paiva Ferreira, José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo; and Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli – Directors. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán, Mrs. Vanessa de Souza Lobato Barbosa, Officer responsible for the Human Resources area, and Mrs. Germanuela de Abreu, Executive Superintendent of Human Resources area, were also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho to act as the Secretary.

AGENDA:

(a) To know the leaving of Mr. Wilson Luiz Matar, Officer without specific designation of the Company; (b)  To approve the Management Compensation Policy, for the fiscal year of 2014, pursuant to Resolution CMN nº3.921/2010; (c)  To know the economics-financials results of the Company relative to April, 2014; (d) To know the list of transactions with related parts to being exempted from prior examination of the Audit Committee and individual approval of the Board of Directors; (e) To acknowledge the activities conducted by the Corporate Governance and Sustainability  Committee of the Company.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

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[Free English Translation]

(a)        Knew the leaving of Mr. Wilson Luiz Matar, (RG nº 9.928.569 SSP/SP and CPF/MF sob o nº 042.307.498-99), of the post of Officer without specific designation, as of May 13,2014.

(b)       Approved the Management Compensation Policy, for the fiscal year of 2014, pursuant to Resolution CMN nº3.921/2010, with the favorable recommendation of the Compensation and Appointment Committee.

It is registered that Mrs. Germanuela de Abreu, Executive Superintendent of Human Resources, was on the meeting, in order to account for the item (b)  of the Agenda.

(c)        Knew the economics-financials results of the Company relative to April, 2014

It is registered that Mr.Carlos Alberto López Galán, Vice-President Executive Office of the Company was on the meeting, in order to account for the item (c) of the Agenda.

(d)       Knew the list of transactions with related parts to being exempted from prior examination of the Audit Committee and individual approval of the Board of Directors, as Exhibit I.

(e)     Acknowledged the activities conducted by the Corporate Governance and Sustainability  Committee of the Company.

It is registered that Mr. Carlos Alberto Seiji Nomoto, Officer responsible for the Sustainability  Development area, in order to account for the item (e) of the Agenda.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, May 28, 2014. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Jesús María Zabalza Lotina - Vice-Chairman of the Company´s Board of Directors;  Conrado Engel, José de Paiva Ferreira, José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo; and Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 29, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer